LORD ABBETT GLOBAL FUND, INC.
90 Hudson Street
Jersey City, NJ 07302

June 3, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Joint Fidelity Bond (Bond No. 87023112B) for the Lord Abbett Global Fund, Inc. – Lord Abbett Emerging Markets Local Bond Fund (SEC File No. 811-05476) (the “Fund”)

Ladies and Gentlemen:

Pursuant to Rule 17g-1(g)(1)(ii) under the Investment Company Act of 1940, hereby enclose for filing with the Commission:

(i)	Rider 15 to the joint insured bond covering the registered investment companies named in Exhibit C below (Exhibit A);

(ii)	Certificates signed by an authorized officer of the Fund certifying the resolutions of a majority of the Board of Directors who are not “interested persons” of Lord Abbett Global Fund, Inc. (the “Company”) approving the amount, type, form and coverage of the Joint Fidelity Bond and the portion of the premium to be paid by the Fund (Exhibit B);

(iii)	Exhibit C showing the amount of the single insured bond which each investment company would have provided and maintained had it not been named as an insured under the Joint Fidelity Bond. Premiums on the joint insured bond have been paid for the period through June 30, 2013; and

(iv)	A copy of an agreement among the Fund and all of the other named insureds under the Blanket Fidelity Bond, which is required pursuant to paragraph (f) of Rule 17g-1 (Exhibit D)*.

Please contact the undersigned at (201) 827-2225 if you need any additional information.

Sincerely,

/s/ Thomas R. Phillips
Thomas R. Phillips
Vice President and Assistant Secretary of
Lord Abbett Global Fund, Inc.

Enclosures

* Incorporated by reference to the Blanket Fidelity Bond filed on July 27, 2012.

EXHIBIT A

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 15

INSURED	BOND NUMBER

Lord, Abbett & Co. LLC	87023112B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

May 1, 2013	June 30, 2012 to June 30, 2013	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

o	Lord Abbett Emerging Markets Local Bond Fund, a series of:

Lord Abbett Global Fund, Inc.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN1.0-00 (1/02)

EXHIBIT B

CERTIFIED RESOLUTIONS

The undersigned, Thomas R. Phillips, Vice President and Assistant Secretary of Lord Abbett Emerging Markets Local Bond Fund (the “New Fund”), a series of Lord Abbett Global Fund, Inc., hereby certifies that the following are true and correct resolutions of each Board of Directors of the above-named Company duly adopted on February 7, 2013:

RESOLVED, that the addition of the New Fund to the coverage under the Blanket Fidelity Bond (the “Bond”) issued by ICI Mutual to each of the Lord Abbett Funds, Lord Abbett, Lord Abbett Distributor, Lord, Abbett & Co. LLC 401(k) Retirement Plan, and Lord Abbett Benefits Trust, in the amount of $30 million, and with a deductible amount of $100,000, be, and it hereby is, approved as to amount, type, form, and coverage, considering all relevant factors, including, but not limited to, the value of the aggregate assets of the New Fund to which persons covered by the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the New Fund’s portfolio; and further

RESOLVED, that the portion of the premium to be paid by the New Fund for the Bond be, and it hereby is, approved taking all relevant factors into consideration including, but not limited to, the number of the other parties named as insureds, the nature of the business activities of the other parties, the amount of the Bond and the amount of the premium for the Bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have had to pay if it were to provide and maintain a fidelity bond which covers only the Fund as the insured.

/s/ Thomas R. Phillips
Thomas R. Phillips
Vice President and Assistant Secretary

June 3, 2013

CERTIFIED RESOLUTIONS

The undersigned, Thomas R. Phillips, Vice President and Assistant Secretary of Lord Abbett Affiliated Fund, Inc.; Lord Abbett Equity Trust (formerly Lord Abbett Blend Trust); Lord Abbett Bond-Debenture Fund, Inc.; Lord Abbett Developing Growth Fund, Inc.; Lord Abbett Global Fund, Inc.; Lord Abbett Investment Trust; Lord Abbett Mid Cap Stock Fund, Inc.; Lord Abbett Municipal Income Fund, Inc.; Lord Abbett Research Fund, Inc.; Lord Abbett Securities Trust; Lord Abbett Series Fund, Inc.; Lord Abbett Stock Appreciation Fund (formerly Lord Abbett Large-Cap Growth Fund); Lord Abbett U.S. Government & Government Sponsored Enterprises Money Market Fund, Inc. (collectively the “Funds”), hereby certifies that the following are true and correct resolutions of each Board of Directors (Trustees) of each above-named Corporation (Trust) duly adopted on June 8, 2012:

RESOLVED, that coverage under the Bond issued by ICIM to each of the Funds, Lord Abbett, Lord Abbett Distributor, Lord, Abbett & Co. LLC 401(k) Retirement Plan, and Lord Abbett Benefits Trust, in the amount of $30 million, and with a deductible amount of $100,000, be, and it hereby is, approved as to amount, type, form, and coverage, considering all relevant factors, including, but not limited to, the value of the aggregate assets of each Fund to which persons covered by the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the Funds’ portfolios; and further

RESOLVED, that the portion of the premium to be paid by each Fund for such Bond be, and it hereby is, approved taking all relevant factors into consideration including, but not limited to, the number of the other parties named as insureds, the nature of the business activities of the other parties, the amount of the Bond and the amount of the premium for such Bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to each Fund is less than the premium each Fund would have had to pay if it were to provide and maintain a fidelity bond which covers only that Fund as the insured.

/s/ Thomas R. Phillips
Thomas R. Phillips
Vice President and Assistant Secretary

July 27, 2012

EXHIBIT C

Each of the Lord Abbett registered investment companies, had they not been jointly insured under this Blanket Fidelity Bond, would have had to provide and maintain single insured bonds based on their respective assets as of as June 30, 2012 in the following amounts:

Lord Abbett Funds	Portfolio Assets as of 6/30/12	Total Registered Management Investment Company Assets as of 6/30/12	Amount of Single Insured Bond
Lord Abbett Affiliated Fund, Inc.	$6,556,568,143	$6,556,568,143	$2,500,000

Lord Abbett Bond-Debenture Fund, Inc.	$8,100,246,694	$8,100,246,694	$2,500,000

Lord Abbett Developing Growth Fund, Inc.	$2,408,427,489	$2,408,427,489	$1,500,000

Lord Abbett Equity Trust		$941,739,998	$1,000,000
Lord Abbett Calibrated Large Cap Value Fund	$62,664,319
Lord Abbett Calibrated Mid Cap Value Fund	$53,768,911
Lord Abbett Small-Cap Blend Fund	$825,306,768

Lord Abbett Global Fund, Inc.		$579,558,068	$900,000
Lord Abbett Emerging Markets Local Bond Fund[1]	$-0-
Lord Abbett Emerging Markets Currency Fund	$416,708,813
Lord Abbett Global Allocation Fund	$162,849,255

Lord Abbett Investment Trust		$34,747,013,457	$2,500,000
Lord Abbett Convertible Fund	$395,350,711
Lord Abbett Core Fixed Income Fund	$1,051,125,857
Lord Abbett Floating Rate Fund	$2,892,541,426
Lord Abbett High Yield Fund	$2,044,181,126
Lord Abbett Income Fund	$1,674,308,021
Lord Abbett Inflation Focused Fund	$295,064,809
Lord Abbett Short Duration Income Fund	$21,883,060,557
Lord Abbett Total Return Fund	$1,766,806,239
Lord Abbett Balanced Strategy Fund	$1,335,215,590
Lord Abbett Diversified Equity Strategy Fund	$177,519,328
Lord Abbett Diversified Income Strategy Fund	$550,891,588
Lord Abbett Growth & Income Strategy Fund	$680,948,205

Lord Abbett Mid Cap Stock Fund, Inc.	$2,254,859,019	$2,254,859,019	$1,500,000

Lord Abbett Municipal Income Fund, Inc.		$10,267,872,616	$2,500,000
Lord Abbett AMT Free Municipal Bond Fund	$138,465,025
Lord Abbett California Tax Free Income Fund	$231,482,265
Lord Abbett High Yield Municipal Bond Fund	$1,792,615,213
Lord Abbett Intermediate Tax-Free Fund	$3,436,546,583
Lord Abbett National Tax Free Income Fund	$1,883,050,332
Lord Abbett New Jersey Tax Free Fund	$132,074,016
Lord Abbett New York Tax Free Fund	$311,372,725
Lord Abbett Short Duration Tax Free Fund	$2,342,266,457

Lord Abbett Research Fund, Inc.		$6,039,731,496	$2,500,000
Lord Abbett Capital Structure Fund	$1,045,306,837
Lord Abbett Classic Stock Fund	$818,056,860
Lord Abbett Growth Opportunities Fund	$620,930,638
Small-Cap Value Series	$3,555,437,161

Lord Abbett Funds	Portfolio Assets as of 6/30/12	Total Registered Management Investment Company Assets as of 6/30/12	Amount of Single Insured Bond
Lord Abbett Securities Trust		$10,414,112,501	$2,500,000
Lord Abbett Alpha Strategy Fund	$864,304,778
Lord Abbett Fundamental Equity Fund	$4,735,604,131
Lord Abbett Growth Leaders Fund	$23,284,140
Lord Abbett International Core Equity Fund	$717,392,493
Lord Abbett International Dividend Income Fund	$1,479,917,211
Lord Abbett International Opportunities Fund	$288,835,096
Lord Abbett Micro-Cap Growth Fund	$104,206,819
Lord Abbett Micro-Cap Value Fund	$123,863,899
Lord Abbett Value Opportunities Fund	$2,076,703,934

Lord Abbett Series Fund, Inc.		$2,649,347,596	$1,900,000
Bond-Debenture Portfolio	$689,174,960
Capital Structure Portfolio	$113,253,117
Classic Stock Portfolio	$34,558,113
Developing Growth Portfolio	$287,939
Fundamental Equity Portfolio	$275,318,459
Growth and Income Portfolio	$975,051,984
Growth Opportunities Portfolio	$89,801,185
International Core Equity Portfolio	$5,756,396
International Opportunities Portfolio	$45,718,647
Mid Cap Stock Portfolio	$396,051,582
Total Return Portfolio	$24,165,946
Value Opportunities Portfolio	$209,268

Lord Abbett Stock Appreciation Fund[2]	$153,278,600	$153,278,600	$600,000

Lord Abbett U.S. Government & Government Sponsored Enterprises Money Market Fund, Inc.	$611,974,230	$611,974,230	$900,000
[1]	Effective May 1, 2013, Lord Abbett Emerging Markets Local Bond Fund, a series of Lord Abbett Global Fund, Inc., was added.
[2]	Effective March 22, 2013, Lord Abbett Stock Appreciation Fund reorganized into Lord Abbett Growth Leaders Fund, a series of Lord Abbett Securities Trust.